SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item
1.	Ratio Analysis of the Consolidated Financial Statements	1
2.	Unaudited Consolidated Balance Sheets	7
3.	Unaudited Consolidated Statements of Income	9
4.	Unaudited Statements of Consolidated Cash Flows	10
5.	Unaudited Notes to the Consolidated Financial Statements	12

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of September 30, 2002 and 2003 are as follows:

Assets	2002 ThU.S.$	2003 ThU.S.$

Current assets	1,126,954	1,477,742
Net fixed assets	3,545,556	3,981,361
Other assets	44,592	96,391

Total assets	4,717,102	5,555,494

Liabilities and Shareholders Equity	2002 ThU.S.$	2003 ThU.S.$

Current liabilities	170,297	303,562
Long-term liabilities	1,618,687	1,903,804
Minority interest	5,449	6,044
Shareholders’ equity	2,922,669	3,342,084

Total liabilities	4,717,102	5,555,494

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

Total assets increased by 17.7%, or U.S.$ 838 million, from September 30, 2002 to September 30, 2003. This increase is mainly attributable to a U.S.$ 231 million increase in time deposits and marketable securities, a U.S.$ 72 million increase in inventories, a U.S.$ 28 million increase in other current assets and U.S.$ 436 million increase in property, plant and equipment.

Total liabilities increased by U.S.$ 418 million from September 30, 2002 to September 30, 2003. This increase is mainly attributable to a U.S.$ 131 million net increase in bank borrowings and a U.S.$ 256 million net increase in bonds.

The main financial and operating ratios are as follows:

Liquidity ratios	09/30/2002	12/31/2002	09/30/2003
Current ratio	6.62	3.62	4.87
Acid ratio	4.53	2.33	3.45

The decrease in the current and acid ratios from 2002 to 2003 is primarily attributable to an increase in short-term bonds in the amount of U.S.$ 80 million.

Debt indicators	09/03/2002	12/31/2002	09/30/2003
Debt to equity ratio	0.61	0.57	0.66
Short-term debt to total debt	0.10	0.17	0.14
Long-term debt to total debt	0.90	0.83	0.86
Financial expenses covered	3.73	3.77	6.94

The debt ratio is similar for the period in both 2002 and 2003.

Current liabilities went from 10% of total liabilities at the end of 2002 to 14% of total liabilities at September 30, 2003, due to the movement of obligations from being long-term to being short-term.

The ratio of financial expenses covered increased 3.2 points from the same period in 2002. The increase is primarily attributable to a U.S.$ 19 million decrease in financial expenses due to interests capitalized in the Valdivia Mill Project and a U.S.$ 113 million increase in net income from September 30, 2002 to September 30, 2003.

Operational ratios	09/30/2002	12/31/2002	09/30/2003
Inventory turnover	1.22	1.59	1.21
Inventory permanence (days)	222.91	226.37	221.84

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	09/30/2002 ThU.S.$	12/31/2002 ThU.S.$	09/30/2003 ThU.S.$	09/30/2002%	12/31/2002%	09/30/2003%

Export sales
Pulp	454,187	593,998	490,991	50.95	50.00	46.17
Sawn timber and cut wood	212,391	289,471	285,335	23.83	24.37	26.83
Plywood and fiber panels	98,561	132,753	128,881	11.06	11.17	12.12
Forestry products	9,301	10,367	7,119	1.04	0.88	0.66

Total export sales	774,440	1,026,589	912,326	86.88	86.42	85.78

Pulp	24,661	34,766	33,093	2.77	2.93	3.11
Sawn timber and cut wood	33,837	53,814	40,876	3.80	4.53	3.84
Forestry products	17,442	20,733	15,245	1.96	1.75	1.43
Plywood and fiber panels	31,462	45,644	50,300	3.53	3.84	4.73
Other	9,589	6,472	11,618	1.06	0.53	1.11

Total domestic sales	116,991	161,429	151,132	13.12	13.58	14.22

Total operating income	891,431	1,188,018	1,063,458	100.00	100.00	100.00

Operating costs	09/30 2002 ThU.S.$	12/31/2002 ThU.S.$	09/30/2003 ThU.S.$	09/30/2002%	12/31/2002%	09/30/2003%

Timber	107,749	105,057	110,002	24.44	18.67	22.69
Forestry work	83,583	122,916	93,806	18.96	21.84	19.35
Depreciation	72,923	96,984	74,327	16.54	17.23	15.33
Maintenance costs	32,885	42,010	36,597	7.46	7.46	7.55
Chemical products	41,933	55,070	54,133	9.51	9.78	11.17
Sawing services	50,800	67,313	53,678	11.52	11.96	11.07
Other raw materials and indirect costs	34,455	54,154	42,115	7.81	9.62	8.69
Energy and fuel costs	16,558	19,298	20,107	3.76	3.44	4.15

Total operating costs	440,886	562,802	484,765	100.00	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

Analysis of Operating Income

Operating income includes net income of U.S.$ 378 million compared to U.S.$ 282 million in 2002, an increase of U.S.$ 96 million. The increase is primarily due to a U.S.$ 128 million increase in the gross margin.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 14 million during 2003, compared to a non-operating loss of U.S.$ 76 million in 2002. The change was primarily caused by the foreign currency exchange rate loss, which changed from a loss of U.S.$ 7 million in 2002, largely due to the impact of the devaluation of the Argentine peso in 2002, to income of U.S.$ 33 million, due to the positive impact of the euro exchange rate in 2003.

Profitability ratios	09/30/2002	12/31/2002	09/30/2003
Equity yield	6.99	8.77	9.90
Asset performance ratio	4.24	5.55	6.04
Operating asset ratio	6.15	7.89	7.46
Income per share (U.S.$)	1.74	2.45	2.74
EBITDA *	365,152	436,901	507,142
Income after tax (ThU.S.$)	182,375	257,990	305,512

*	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION

During the first three quarters of the current year, the sale price of pulp experienced a moderate but steady increase, despite low levels of economic growth world wide during the same period.

The Asian countries in general, and the People’s Republic of China in particular, contributed to keep the demand for pulp at a steady level, which in turn allowed price increases during the period. The launching of several modern paper mills in China during 2003 has contributed to growth in pulp consumption.

On the other hand, the difficulties that the European paper industry has been facing have been a major factor in slowing down the growth in prices that had been taking place prior to the end of the second quarter. In fact, the anticipated post-summer reactivation of demand in the Northern hemisphere did not occur, making price increases during the last quarter unlikely.

With the expected launching of the Valdivia plant during the first quarter of 2004, Arauco anticipates that its market share of the world market for pulp will increase and the company will increase its participation in the eucalyptus pulp market, which is currently dominated by Brazilian companies. The main competitors in the pine pulp market are in Scandinavia, Canada and the United States of America.

Plywood sales are improving remarkably, driven by the increase in demand for this product and for Oriented StrandBoard in the U.S. market. This situation has, however, generated shortages in other markets, such as the Mexican market. Overall, though, there have been increases in demand and price for this product.

The favorable exchange rate with Europe, as well as the recognition of the quality of the Company’s products, have translated into steady demand with good returns in this continent.

Our MDF sales are consolidated in the local market, and there has also been an increase in the Company’s sales of MDF to Latin American countries. The demand from the Middle East and Asia for this product has been stable, with relatively lower prices compared to the last period. In Argentina, the MDF market is recovering, reaching much higher consumption levels than last year. Similarly, Brazil has seen a return to its usual consumption rates, with higher rates in the second half of the year than in the first half. In both markets, however, prices remain low. In Europe, there is still an oversupply of MDF, keeping prices low.

During the nine months ended September 30, the market for sawn timber remained active and the market for green wood showed an increase of 8% in the volume of sales compared to the same period last year, while the market for dried wood increased 9% in the volume of sales compared to the same period in the previous year. However, on the negative side, an increase in the cost of sea transportation has begun to materialize. For example, the last two ships to Japan in the third quarter of 2003 experienced increases in cost of sea transportation of 20% and 27%. Costs of shipments to the Middle East have increased approximately 30%.

With respect to demand, Asia has good results, especially China, Korea and Japan. Japan also shows increases in prices, aiming at recovering the increase in the transportation cost of three ships.

The trade of plywood sold in Latin and Central America remains very active, resulting in increased rates of returns, as costs have decreased. Trade levels in the United States remain stable. Market conditions are good in Mexico, due to a decrease of local supply because of weather conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2003

Amounts in thousands of U.S. dollars, except as indicated

Lastly, the most depressed market has been the local market. The dried board market has decreased 9% compared to the volume sold in the first nine months of 2002. Some of the reasons for this result are the competition faced from several timber supply competitors, the depression in activity in the sector, and the increase in business of wood substitutes.

4.	ANALYSIS OF CASH FLOW

	09/30/2002 ThCh$	12/31/2002 ThU.S.$	09/30/2003 ThU.S.$
Operating cash flow	311,266	433,652	365,563
Cash flow from financing activities	(77,418)	(126,418)	327,240
Cash flow from investment activities	(217,657)	(379,969)	(396,357)

Net cash flow for the year	16,191	(72,735)	296,446

The increase in operating cash flows is largely due to an increase of trade accounts receivable of U.S.$190 million and an increase of V.T.A. for export sales of U.S.$ 68 million, partially offset by increases in payments to suppliers of U.S.$ 201 million.

The net negative cash flow from financing activities in 2002 was largely due to loan payments. The net positive cash flow in 2003 is primarily due to a bond issuance and a bank borrowing that was only partially offset by loan payments.

The variation in cash flows from investment activities is largely due to the impact of an increase in purchases of property, plant and equipment in 2003 as compared to 2002, due to the construction of the Valdivia Mill Project.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2003, a relation between fixed rate debts and total consolidated debt of approximately 79%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it considers that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, as of January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
ASSETS	2002 ThU.S.$	2003 ThU.S.$
CURRENT ASSETS:
Cash	10,322	9,049
Time deposits	4,524	118,139
Marketable securities (note 3)	463,853	581,556
Trade accounts receivable (note 4)	206,489	215,718
Notes receivable	4,004	4,330
Other receivables	26,758	26,906
Notes and accounts receivable from related parties (note 18)	158	2,562
Inventories (note 5)	335,907	407,635
Recoverable taxes	19,960	32,400
Prepaid expenses	19,343	23,176
Deferred tax assets (note 15)	12,558	5,590
Other current assets	23,078	50,681

Total current assets	1,126,954	1,477,742

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	340,191	358,776
Forests	1,638,128	1,736,933
Buildings and other infrastructure	1,353,228	1,420,066
Machinery and equipment	1,383,359	1,396,775
Other	377,282	724,410
Technical revaluation	68,594	68,769
Less: Accumulated depreciation	(1,615,226)	(1,724,368)

Net property, plant and equipment	3,545,556	3,981,361

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	16,821	43,014
Investments in other companies	134	135
Goodwill (note 8)	3,439	13,157
Negative goodwill (note 8)	(16,798)	(7,884)
Long-term receivables	3,971	7,948
Intangibles	466	1,009
Amortization	(138)	(189)
Other (note 9)	36,697	39,201

Total other non-current assets	44,592	96,391

Total assets	4,717,102	5,555,494

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2002 ThU.S.$	2003 ThU.S.$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	117	20,002
Current portion of long-term bank borrowings (note 14)	41,738	51,640
Current portion of bonds (note 12)	11,995	91,694
Current portion of other long term liabilities	421	309
Dividends payable	1,454	1,373
Trade account payable	57,156	90,165
Notes payable	6	—
Sundry accounts payable	10,190	3,872
Notes and accounts payable to related companies (note 18)	1,428	1,360
Accrued liabilities (note 13)	22,414	26,410
Withholding taxes	5,129	5,372
Income tax payable	16,373	9,644
Deferred income	1,863	996
Other current liabilities	13	725

Total current liabilities	170,297	303,562

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	250,833	352,192
Bonds (note 12)	1,280,764	1,457,500
Notes payable	1	1
Sundry accounts payable	2,246	331
Accrued liabilities (note 13)	7,497	9,651
Deferred tax liabilities (note 15)	76,958	78,322
Other long-term liabilities	388	5,807

Total long-term liabilities	1,618,687	1,903,804

Minority interest (note 25)	5,449	6,044

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,113,148	1,245,390
Retained earnings	1,259,743	1,433,461
Net income for the period	196,602	310,057

Total shareholders’ equity	2,922,669	3,342,084

Total liabilities and shareholders’ equity	4,717,102	5,555,494

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2002 ThU.S.$	2003 ThU.S.$
OPERATING INCOME:
Sales revenue (note 21)	891,431	1,063,458
Cost of sales (note 22)	(440,886)	(484,765)
Gross profit	450,545	578,693
Administration and selling expenses (note 22)	(168,539)	(200,903)

Operating income	282,006	377,790

NON-OPERATING INCOME:
Interest earned	17,305	15,889
Share of net income of related companies (note 7)	1,549	3,057
Other non-operating income (note 23)	4,005	6,985
Amortization of goodwill (note 8)	(855)	(2,882)
Interest expenses	(80,673)	(62,039)
Other non-operating expenses (note 24)	(9,155)	(8,051)
Price-level restatement (note 1)	(827)	85
Foreign currency exchange rate (note 1)	(7,269)	32,939

Non-operating loss	(75,920)	(14,017)

Income before taxes, minority interest and amortization of negative goodwill	206,086	363,773
Income taxes (note 15)	(23,711)	(58,261)
Income before minority interest and amortization of negative goodwill	182,375	305,512
Minority interest (note 25)	(222)	(181)
Income before amortization of negative goodwill	182,153	305,331
Amortization of negative goodwill (note 8)	14,449	4,726

Net income	196,602	310,057

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
CASH FLOWS FROM OPERATING ACTIVITIES	2002 ThU.S.$	2003 ThU.S.$
Net income	196,602	310,057
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(398)	358
Items affecting income not involving the movement of cash:
Depreciation	77,760	78,629
Amortization of intangibles	20	21
Write-offs and provisions	(2,354)	2,235
Profit from investments accounted for under the equity method	(1,549)	(3,101)
Loss from investments accounted for under the equity method	—	44
Amortization of goodwill	855	2,882
Amortization of negative goodwill	(14,449)	(4,726)
Net price level restatement	827	(85)
Foreign currency exchange rate	7,269	(32,939)
Others	13,645	31,583
Decrease (Increase) in current assets:
Clients and debtors	(26,789)	(49,708)
Inventory	30,067	(18,488)
Other current assets	37,760	49,496
Increase (Decrease) in current liabilities:
Suppliers and creditors	36,800	(7,210)
Interest payable	(18,867)	(25,667)
Provision for income taxes	18,410	15,509
Other current liabilities	(44,343)	16,673

Net cash flows from operating activities	311,266	365,563

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
CASH FLOWS FROM FINANCING ACTIVITIES	2002 ThU.S.$	2003 ThU.S.$
Loans from financial institutions	1,102	172,544
Bonds issue	—	295,482
Dividends paid	(32,888)	(66,275)
Loans paid	(38,562)	(72,379)
Repayments of bonds	(3,486)	(1,973)
Other financing activities	(3,584)	(159)

Net cash flow from financing activities	(77,418)	327,240

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	1,261	1,011
Sales of financial instruments	8,054	—
Purchase of property, plant and equipment	(220,260)	(383,103)
Permanent investments	—	(28,500)
Purchases of financial instruments	(8,002)	—
Other investments	1,290	14,235

Net cash flow from investment activities	(217,657)	(396,357)

Net cash flows from operating, investing and financing activities	16,191	296,446

Effect of inflation	19,735	26,983

Net decrease in cash and cash equivalents	35,926	323,429
Initial balance of cash and cash equivalents	442,205	399,394

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	478,131	722,823

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of September 30, 2002 and 2003 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of September 30, 2003			Total as of September 30, 2002
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.93	99.93	99.99
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.90
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	60.00
Arauco Forest Products B.V.(The Netherlands)	—	99.93	99.93	99.99
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A. (previously Inversiones Cholguán S.A.)	98.03	1.96	99.99	99.99
Arauco Perú S.A. (ex - Cholguán Lima S.A.) (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	51.08
Distribuidora Centromaderas S.A.	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.93
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.97
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	98.07
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	—	99.99	99.99	99.99
Inversiones Celco S.L. (Spain)	99.93	0.06	99.99	—
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber LLC (U.S.A.)	—	99.61	99.61	—
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements;

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”); and

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous September 30,
September 30, 2002	112.48	2.3%
September 30, 2003	114.97	2.2%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	Change from previous August 31,
August 31, 2002	111.54	2.2%
August 31, 2003	114.75	2.9%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
September 30, 2002	16,455.03
September 30, 2003	16,946.03

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At September 30,
	2002 U.S.$1	2003 U.S.$1
Chilean peso	748.73	660.97
Yen	121.76	111.49
Euro	1.01	0.86
GBP	0.64	0.60
Argentine peso	3.73	2.91

The differences arising in the valuations of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the year in which they arise. See note 1(n).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended September 30,
	2002 ThU.S.$ Credit (Charge)	2003 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restating by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(49,588)	(332)
Property, plant and equipment, net	22,931	216
Inventories	1,957	98
Other assets and liabilities, net	24,669	119

Net effect on income	(31)	101

Price-level restatement of income statement accounts	(796)	(16)

Credit (charge) to income by CPI	(827)	85

Credit (charge) to income for foreign currency exchange rate:

	Peroiod ended September 30,
	2002 ThU.S.$ Credit (Charge)	2003 ThU.S.$ Credit (Charge)
Assets restating by foreign currency
Trade accounts receivable	(2,197)	2,174
Inventories	(324)	(47)
Other assets	(23,773)	40,470
Liabilities restating by foreign currency
Bank borrowings	842	—
Bonds	539	(6)
Other liabilities	17,644	(9,652)

Net effect on income by foreign currency	(7,269)	32,939

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus interest.

Marketable securities are shown at the lower of cost plus accrued interest, or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and forestry subsidiaries are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment, continued

(j) Property, plant and equipment, excluding forests, continued

The estimated average remaining useful lives of the property, plant and equipment are as follows:

Years
Buildings and other infrastructure	27
Machinery and equipment	11
Other	3
Technical revaluation	10

(i) Property, plant and equipment, excluding forests, continued

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h)	Income taxes

Arauco has made provisions at each period-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 15.

At September 30, 2003, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest and price-level restatement as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 8%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$ 995 thousand and U.S.$ 1,071 thousand for the periods ended September 30, 2002 and 2003, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months.

(o)	Forward foreign exchange contracts and currency swaps

Arauco’s open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on uncollectibility analyses on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

Until December 31, 2001, under B.T. No.64, the investment in the foreign subsidiary was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in U.S. dollars. For the periods ended September 30, 2003 and 2002, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 2.91 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in an income of U.S.$ 8.4 million.

As of September 30, 2003, the Company’s investments in Argentina represented 12.5% of its consolidated assets, compared to 13.5% at September 30, 2002.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, the majority of which are denominated in local currency, were as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Bonds	539	—
Units in mutual funds	463,289	581,556
Shares	25	—

Total marketable securities	463,853	581,556

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Trade accounts receivable	208,041	219,041
Allowance for doubtful accounts	(1,552)	(3,323)

Total trade accounts receivable	206,489	215,718

As of September 30, 2002 and 2003, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(d). The principal components were as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Finished goods (pulp)	20,654	22,680
Finished goods (timber and panels)	60,657	95,916
Finished goods on consignment (pulp)	26,333	30,944
Work in progress	11,019	3,850
Sawlogs, pulpwood and chips	11,229	18,896
Raw material	32,389	32,591
Forests under exploitation	162,215	189,634
Pending imports	632	1,072
Other	10,779	12,052

Total inventories	335,907	407,635

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(e).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Buildings and other infrastructure	3,392	3,063
Machinery and equipment	722	511
Other	3	1

Total increase in value due to technical revaluation of property, plant and equipment	4,117	3,575

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

The depreciation charge to income of property, plant and equipment was calculated as described in note 1(e) and was as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	77,417	78,211
Technical revaluation	343	418

Total	77,760	78,629

Accumulated depreciation was as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,551,526	1,660,003
Technical revaluation	63,700	64,365

Total	1,615,226	1,724,368

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(e), was as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Price-level restated cost of forests	442,099	533,722
Commercial valuation increment	1,196,029	1,203,211

Total	1,638,128	1,736,933

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES

During 2003, Arauco made the following investments in related companies:

On January 2, 2003, the Company contributed U.S.$ 25 million to Eka Chile S.A. and acquired U.S.$3.5 million of additional shares. The investment resulted in goodwill of U.S.$ 12.1 million.

Between January and September 30, the subsidiary Arauco Internacional S.A. made a capital contribution of U.S.$ 1,506 thousand to Forestal Conosur S.A.

In May 2003, the subsidiary Arauco International S.A. acquired 4,000 shares of Arauco Europe S.A. for U.S.$ 30 thousand. As a result, Arauco International S.A. now holds a 99.97% controlling interest in Arauco Europe S.A.

During 2002, Arauco made the following investments in related companies:

In March 2002, the Company acquired 5,814,617 shares in Paneles Arauco S.A. by making a capital contribution of U.S.$ 20,339 thousand through the capitalization of a loan. Forestal Arauco S.A. acquired 188,769 shares by making a capital contribution of U.S.$ 660 thousand. As a result, the Company now holds a 99% controlling interest and Forestal Arauco S.A. holds a 1% interest in Paneles Arauco S.A.

Between January and September 2002, the Company and its subsidiary Arauco Internacional S.A. made a capital contribution of U.S.$ 867 thousand to Forestal Conosur S.A.

In February 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of U.S.$30 thousand to form Forestal Arauco Costa Rica S.A.

Between April and May 2002, the Company made a capital contribution of U.S.$ 294 thousand to form Arauco Do Brasil Ltda., a contribution equivalent to 99.99% of Arauco do Brasil´s paid-in capital.

In April 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of U.S.$ 6 thousand to form Agenciamiento y Servicios Profesionales S.A. de C.V.

During the period of 2002, the Company made a capital contribution of U.S.$ 40 thousand to form Arauco Europe S.A.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

Liabilities that hedge investments in related companies

The Company maintains debt with the public (the Company’s Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

The investments in related companies at each period-end were as follows:

	As of September 30,
	Percentage Participation		Investment Value		Net income of investee
	2002%	2003%	2002 ThU.S.$	2003 ThU.S.$	2002 ThU.S.$	2003 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	12,670	15,932	1,104	1,686
Inversiones Puerto Coronel S.A.	33.33	50.00	3,803	8,399	413	1,344
Sociedad CDEC-SIC Ltda.	7.69	7.69	62	58	19	6
Servicios Corporativos Sercor S.A.	20.00	20.00	286	414	13	65
Eka Chile S.A.	0.00	50.00	—	18,211	—	(44)

Total			16,821	43,014	1,549	3,057

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each period-end was as follows:

	As of September 30,
	2002		2003
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	1,097	1,289	530	437
Industrial y Forestal Misiones S.A.	9,086	3,028	—	—
Licancel S.A.	680	1,814	680	907
Forestal Cholguán S.A.	3,132	10,273	3,317	6,460
Maderas Prensadas Cholguán S.A.	454	394	199	80

Total negative goodwill	14,449	16,798	4,726	7,884

b)	Goodwill as of each period-end was as follows:

	As of September 30,
	2002		2003
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	30	60	11	21
Paneles Arauco S.A.	589	2,358	589	1,572
Inversiones Puerto Coronel S.A.	236	1,021	241	—
Eka Chile S.A.	—	—	1,816	10,289
Southwoods-Arauco Lumber L.L.C.	—	—	225	1,275

Total goodwill	855	3,439	2,882	13,157

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Recoverable taxes	17,429	21,716
Bond issue expenses	16,182	14,627
Discounts on bond issues	2,459	2,057
Other	627	801

Total other non-current assets	36,697	39,201

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of each period-end were as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$

Total outstanding	117	20,002
Principal outstanding	117	20,002
Weighted average annual interest rate	—	—

Current bank borrowings were denominated as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$

Obligations in foreign currency	98	20,000
Obligations in local currency	19	2

Total current bank borrowings	117	20,002

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Current portion of bonds	11,995	91,694
Current portion of other long-term liabilities	421	309
Trade accounts payable	57,156	90,165
Notes payable	6	—
Accounts and notes payable to related parties	1,428	1,360
Current provisions	22,414	26,410
Sundry accounts payable and other liabilities	35,022	21,982

Total	128,442	231,920

(b)	The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at period-end:

	As of September 30,
	2002%	2003%
Foreign currency	40.55	40.35
Local currency	59.45	59.65

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had two series of domestic bonds and seven series of Yankee Bonds outstanding as of September 30, 2003.

The balances of the bonds were as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Current
Series A bonds	2,194	490
Series B bonds	284	163
Yankee Bonds 1st Issue	3,621	82,052
Yankee Bonds 2nd Issue	1,198	1,198
Yankee Bonds 3rd Issue	3,234	2,916
Yankee Bonds 4th Issue	1,464	1,416
144A Bonds 1st Issue	—	3,459

Total current (including accrued interest)	11,995	91,694

Long-term
Series A bonds	412	—
Series B bonds	137	—
Yankee Bonds 1st Issue	180,215	100,000
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	300,000	270,500
Yankee Bonds 4th Issue	400,000	387,000
144A Bonds 1st Issue	—	300,000

Total long-term	1,280,764	1,457,500

Less total accrued interest	9,563	12,588

Total principal outstanding	1,283,196	1,535,606

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Domestic Issue	Domestic Issue	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	144A Bonds 1st Issue
Issue date	Jan. 28, 1991	Nov. 28, 1991	Dec.15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003

Authorized Amount (nominal)	Series A ThUF 4,800	Series A ThUF 2,250 Series B ThUF 250	8 years ThU.S.$200,000 12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$400,000	10 years ThU.S.$300,000

Issue amount	Series A ThUF 4,800	Series A ThUF 1,650 Series B ThUF 160	8 years ThU.S.$200,000 12 years ThU.S.$100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$300,000	10 years ThU.S.$400,000	10 years ThU.S.$ 300,000

Amounts Authorized but not issued		Series A ThUF 600 Series B ThUF 90

Principal Repayment	Semi-annually Between Aug.1995 And Feb.2003	Semi-annually Between Jun.1994 And Dec.2003	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013

Interest rate (excluding effects of any interest rate swap)	Series A 6%	Series A and B 6%	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62%	7.75%	5.125%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

As of September 30, 2003, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2003 (*)	91.694
2004	—
2005	175,000
2006	—
2007 and thereafter	1,282,500

Total	1,549,194

(*)	This amount includes U.S.$ 12,588 thousand of accrued interest.

The principal financial covenants contained in the instruments or agreements with respect to such bonds are as follows:

•	Arauco’s debt to equity ratio must not exceed the ratio of 1:2.1

•	Arauco’s current liabilities must not exceed its current assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Accrued liabilities
Accrual for staff vacations	3,365	4,544
Plant maintenance accrual	7,102	11,768
Standby letters of credit	937	570
Accrual for contingencies	2,158	1,146
Staff severance indemnities	420	451
Selling and other transportation costs provisions	1,625	990
Electrical expense provision	1,194	848
Salary and benefits of the staff	552	711
Forestry activity expenses	1,467	182
Pending monthly provisional payments	736	3,685
Other current liabilities	2,858	1,515

Total accrued liabilities	22,414	26,410

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(i). The movement in this account was as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Balance at beginning of year	7,916	8,673
Provision during the period	394	1,649
Provision in Asset	186	141
Payments during the period	(579)	(361)

Balance as of period-end	7,917	10,102

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Shown in the balance sheet as:
Current	420	451
Long-term	7,497	9,651

Total	7,917	10,102

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of September 30, 2002		As of September 30, 2003
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
Morgan Guaranty Trust Company (1) (a)	U.S.$	—	37,538	—	—
J.P. Morgan-Chase (1) (b)	U.S.$	250,000	4,015	200,000	50,553
Tesoro Argentino (2)	U.S.$	833	185	2,192	601
J.P. Morgan-Chase Bank (3)	U.S.$	—	—	150,000	486

Total long-term bank borrowings		250,833	41,738	352,192	51,640

The weighted average interest rates for foreign currency-denominated debt for the periods ended September 2002 and 2003 were 3.06% and 6.56%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1(b).

Six month LIBOR at September 30, 2002 and 2003 was 1.71% and 1.18%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(1)	Alto Paraná Loans

a) The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

b) The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread.

(2)	Tesoro Argentino

Alto Paraná owed an aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.85%. Interest payments are due semi-annually, while the loan principal is repayable in five annual payments, which begin on February 7, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of September 30, 2002 and 2003, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of September 30, 2003, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2003	51,640
2004	100,378
2005	100,450
2006	61,085
2007 and thereafter	90,279

Total	403,832

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 30,989 thousand and U.S.$43,540 thousand for the periods ended September 30, 2002 and 2003, respectively. Furthermore, Arauco established provisions for U.S.$ 34 thousand as of September 30, 2002 and U.S.$ 57 thousand as of September 30, 2003, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Income tax	(30,989)	(43,540)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(34)	(57)
Deferred income tax Amortization of complementary accounts	8,386 (1,329)	(36,198 (311	) )
Adjustment expense taxes last year	255	130
Changes in valuation provision	—	21,715

Total Income Tax	(23,711)	(58,261)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of September 30, 2003 were as follows:

	Retained Earnings		Shareholders’ Tax Credit ThU.S.$
	With Credit ThU.S.$	Without Credit ThU.S.$
Balance as of December 31, 2002	54,964	3,377	10,469

Total	54,964	3,377	10,469

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(g), as of September 30, 2002 and 2003, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of September 30, 2002
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	522	125	—	—
Deferred revenues	446	37	—	—
Accrual for staff vacations	513	—	—	—
Production costs	—	—	6,280	—
Property, plant and equipment depreciation	—	—	—	82,579
Capitalized expenses	—	—	645	2,953
Obsolescence reserve	601	—	—	—
Debt issue and project expenses	—	—	—	6,377
Staff severance indemnities	1,000	350	—	—
Leasing assets	—	—	—	158
Tax loss carry forwards	5,918	3,293	—	—
Property, plant and equipment valuation	—	26,116	—	8,060
Accrual for contingencies	328	—	—	—
Plant maintenance accrual	899	—	—	—
Argentine peso devaluation	9,092	36,144	—	—
Other	991	13	294	732

Total	20,310	66,078	7,219	100,701

Complementary accounts, net of accumulated amortization (1)	(127)	(14,879)	—	(15,173)
Valuation provision	(406)	(42,629)	—	—

Total	19,777	8,570	7,219	85,528

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of September 30, 2003
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	925	97	—	—
Deferred revenues	726	41	—	—
Accrual for staff vacations	613	—	—	—
Production costs	—	—	5,591	—
Capitalized expenses	—	—	2,643	4,950
Property, plant and equipment depreciation	—	—	—	82,216
Staff severance indemnities	1,214	418	—	—
Debt issue and project expenses	—	—	—	14,235
Obsolescence reserve	836	—	—	—
Accrual for contingencies	401	—	—	—
Tax loss carry-forwards	3,486	1,077	—	—
Property, plant and equipment valuation	—	32,614	—	10,364
Plant maintenance accrual	1,272	—	—	—
Argentine peso devaluation	2,135	4,269	—	—
Other	2,332	613	64	640

Total	13,940	39,129	8,298	112,405

Complementary accounts, net of accumulated amortization (1)	(52)	(14,881)	—	(16,095)
Valuation provision	—	(6,260)	—	—

Total	13,888	17,988	8,298	96,310

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves”. These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$ 103 thousand during the period ending September 30, 2002 and received U.S.$ 707 thousand during the period ending September 30, 2003.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

	Currency	At September 30,
		2002 ThU.S.$	2003 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	3,317	3,089
Cash and banks	Ch$	2,230	2,343
Cash and banks	Other currencies	4,775	3,617
Time deposits and marketable securities	U.S.$	271,475	456,924
Time deposits and marketable securities	Ch$	11,525	52,282
Time deposits and marketable securities	Other currencies	185,377	190,489
Trade accounts receivable	U.S.$	182,486	189,959
Trade accounts receivable	Ch$	16,499	17,974
Trade accounts receivable	Other currencies	7,504	7,785
Other accounts receivable	U.S.$	8,324	3,781
Other accounts receivable	Ch$	18,188	14,755
Other accounts receivable	Other currencies	246	8,370
Inventories	U.S.$	125,566	397,462
Inventories	Ch$	210,341	10,173
Other current assets	U.S.$	15,155	54,875
Other current assets	Ch$	40,552	38,078
Other current assets	Other currencies	23,394	25,786

Total current assets		1,126,954	1,477,742

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	1,659,579	3,814,644
Property, plant and equipment	Ch$	1,885,977	166,717
Other assets	U.S.$	34,901	67,750
Other assets	Ch$	9,691	6,855
Other assets	Other currencies	—	21,786

Total property, plant and equipment and other assets		3,590,148	4,077,752

Total assets		4,717,102	5,555,494

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

	Currency	At September 30
		2002 ThU.S.$	2003 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	22	20,000
Current bank borrowings	Ch$	19	2
Current portion of long-term bank borrowings	U.S.$	41,738	51,640
Current portion of long-term bank borrowings	Other currencies	76	—
Current portion of bonds	U.S.$	9,517	82,052
Current portion of bonds	Ch$	2,478	9,642
Notes and trade accounts payable	U.S.$	173	258
Notes and trade accounts payable	Ch$	248	51
Notes and trade accounts payable	Other currencies	—	—
Other current liabilities	U.S.$	36,247	31,758
Other current liabilities	Ch$	73,633	83,881
Other current liabilities	Other currencies	6,146	24,280

Total current liabilities		170,297	303,562

Long-term liabilities:
Long-term bank borrowings	U.S.$	250,000	352,192
Bonds	U.S.$	1,280,215	1,457,500
Bonds	Ch$	549	—
Other long-term liabilities	U.S.$	2,174	6,629
Other long-term liabilities	Ch$	84,916	86,981
Other long-term liabilities	Other currencies	833	502

Total long-term liabilities		1,618,687	1,903,804

Total liabilities		1,788,984	2,207,366

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of September 30,
Company	Relationship	2002 ThU.S.$	2003 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	158	1,124	Accounts receivable
Fundación Educacional Arauco	Affiliate	—	309	Accounts receivable
Eka Chile S.A.	Affiliate	—	1,129	Accounts receivable

Total current assets		158	2,562

(b) Current liabilities
Compañía de Petróleos de Chile S.A.	Shareholder	794	861	Accounts payable
Puerto de Lirquén S.A.	Affiliate	276	293	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	187	169	Accounts payable
Abastible S.A.	Affiliate	16	29	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	—	2	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	1	3	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	3	3	Accounts payable
Fundación Educacional Arauco	Affiliate	151	—	Accounts payable

Total current liabilities		1,428	1,360

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the period-ended September 30, 2002 and 2003, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended September 30,
	2002 ThU.S.$	2003 ThU.S.$
(a) Compañía de Petróleos de Chile S.A.:
Purchases of fuel	10,893	12,705
Other Sales	(1)	(1)
(b) Puerto de Lirquén S.A.:
Port services	1,674	1,923
(c) ABC Comercial S.A.:
Other Purchases	83	3
(d) Abastible S.A.:
Purchases of fuel	58	278
(e) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	1,289	6,252
(f) Compañía de Turismo de Chile Ltda.
Purchase of tickets	3	—
(g) Cía. Puerto de Coronel S.A:
Stockpiling services	767	1,529
(h) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	92	246
(i) Eka Chile S.A.
Purchase of sodium chlorate	—	7,863
Engineering Services	—	(4,238)
(j) Sigma Servicios Informáticos S.A.
Computer Services	16	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

(a)	Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The debt ratio must not be higher than 1.2.

ii) The current ratio must not be less than 1.0.

iii) The interest coverage ratio must not be less than 2.0.

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At September 30, 2003, the outstanding principal amount of the guaranteed debt totaled $250 million. This guarantee would require payment by the Company in an event of default by Alto Paraná. The guarantee runs for the term of the note, which expires in 2007. Arauco has no other material guarantees.

The Company´s long-term borrowings require compliance with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all relevant financial covenants at September 30, 2003

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended September 30, 2002 and 2003 are as follows:

September 30, 2002	Paid-in Capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net income for the period ThU.S.$	Total ThU.S.$

Balance as of December 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717
Prior period income allocation	—	—	—	139,910	—	(139,910)	—
Dividends paid	—	—	—	(38,254)	5,357	—	(32,897)
Cumulative translation adjustment	—	—	(255.278)	—	—	—	(255,278)
Forestry reserve	—	—	(100,365)	—	—	—	(100,365)
Forestry reserve adjustment related to subsidiaries	—	—	(2,110)	—	—	—	(2,110)
Net income for the period	—	—	—	—	—	196,602	196,602

Balance as of September 30, 2002	347,551	5,625	1,113,148	1,259,743	—	196,602	2,922,669

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	SHAREHOLDERS’ EQUITY, continued

September 30, 2003	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net income for the period ThU.S.$	Total ThU.S.$

Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456
Prior period income allocation	—	—	—	277,189	—	(277,189)	—
Dividends paid	—	—	—	(103,471)	38,682	—	(64,789)
Cumulative Translation adjustment	—	—	6,427	—	—	—	6,427
Forestry reserve	—	—	(115,859)	—	—	—	(115,859)
Forestry reserve adjustment related to subsidiaries	—	—	(1,208)	—	—	—	(1,208)
Net income for the period	—	—	—	—	—	310,057	310,057

Balance as of September 30, 2003	347,551	5,625	1,245,390	1,433,461	—	310,057	3,342,084

The number of shares authorized, issued and outstanding as of September 30, 2002 and 2003 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

21.	SALES REVENUE

Arauco’s sales revenues were derived from export and domestic sales of the following products:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$

Export sales
Bleached pulp	356,789	384,131
Unbleached pulp	97,398	106,860
Sawlogs	1,098	—
Flitches	4,358	6,219
Sawn timber	122,757	143,792
Remanufactured wood products	85,276	135,324
Plywood and fiber panels	98,561	128,881
Posts	8,203	7,119

Total export sales revenue	774,440	912,326

Domestic sales
Bleached pulp	23,197	31,644
Unbleached pulp	1,464	1,449
Sawlogs	11,958	11,741
Pulplogs	5,484	3,504
Sawn timber	31,212	38,837
Remanufactured wood products	2,625	2,039
Chips	466	500
Electric power	1,471	4,104
Plywood and fiber panels	31,462	50,300
Other	7,652	7,014

Total domestic sales revenue	116,991	151,132

Total sales revenue	891,431	1,063,458

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

22.	OPERATING COSTS

(a)	Cost of sales

Arauco’s cost of sales consisted of the following:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$

Timber	107,749	110,002
Chemical products	41,933	54,133
Maintenance costs	32,885	36,597
Depreciation	72,923	74,327
Energy and fuel costs	16,558	20,107
Forestry works	83,583	93,806
Port costs	6,078	6,839
Sawing services	50,800	53,678
Electric power costs	6,484	9,630
Other raw materials, indirect cost and other	21,893	25,646

Total cost of sales	440,886	484,765

(b)	Administration and selling expenses

Administration and selling expenses were as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$

Wages and salaries	18,038	20,384
Insurance	3,129	3,523
Depreciation	4,494	3,884
Freight	84,626	102,726
Other transportation costs	25,122	27,118
Selling expenses	12,616	15,446
Other administrative expenses	20,514	27,822

Total administration and selling expenses	168,539	200,903

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

23.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$

Reimbursement of customs duties	2,038	2,109
Rental income	245	152
Insurance recoveries	48	2,272
Gain on sale of energy	110	109
Sale of materials and others	261	165
Gain on sale of property, plant and equipment	398	—
Reserve on sale expense provision of the previous year	—	362
Other income	905	1,816

Total other non-operating income	4,005	6,985

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$

Other services and fees	40	39
Other depreciation and amortization	343	418
Write-off of damaged forest	905	260
Donations	585	201
Severance payments	37	524
Project expenses	2,054	245
Write-off of obsolete material	262	564
Provision for uncollectible accounts receivable	212	1,329
Legal expenses	57	74
Taxes	2,990	2,834
Loss on sale of fixed assets	—	358
Adjustment for sale expenses of the previous year	332	—
Other expenses	1,338	1,205

Total other non-operating expenses	9,155	8,051

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

25.	MINORITY INTEREST

The equity value corresponding to the shareholders’ minority interest in each of the Company’s subsidiaries was as follows:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Alto Paraná S.A.	193	207
Forestal Arauco S.A.	1,421	1,621
Forestal Cholguán S.A.	3,596	3,981
Controladora de Plagas Forestales S.A.	213	235
Arauco Europe S.A.	26	—

Total	5,449	6,044

The income value corresponding to the shareholder minority interest in each of the Company’s subsidiaries was as follow:

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Alto Paraná S.A.	(1)	(12)
Forestal Arauco S.A.	(52)	(72)
Forestal Cholguán S.A.	(155)	(78)
Controladora de Plagas Forestales S.A.	(14)	(19)

Total	(222)	(181)

26.	SANCTIONS

During the periods ended September 30, 2002 and 2003, neither the Company, nor any member of the Board of Directors nor the Chief Executive Officer of the Company was sanctioned by the Chilean Securities Commission.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

27.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the periods ended September 30, 2002 and 2003 were U.S.$ 2,138 thousand and U.S.$ 2,121 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense”. The costs recorded for each period are shown below.

	As of September 30,
	2002 ThU.S.$	2003 ThU.S.$
Stamp tax	8,489	6,767
Underwriters commission	5,044	6,092
Rate insurance commission	319	207
Risk evaluation	95	74
Accounting advice	35	24
Printing costs	86	63
Legal advice	454	370
Repayment of bonds	4,384	3,734
Other	126	122

Total bond issue costs	19,032	17,453

28.	CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	U.S.$	10.92 million	2003
Purchase of fixed assets	U.U$	1.02 million	2004
Valdivia Mill construction project	U.S.$	64.10 million	2003
Valdivia Mill construction project	U.S.$	86.90 million	2004
Purchase Fondo de Comercio Pecom Energía S.A. (Alto Paraná S.A.’ subsidiary)	U.S.$	30.00 million	2003
Plywood Mill construction project	U.S.$	16.85million	2003
Plywood Mill construction project	U.S.$	43.98 million	2004

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

29.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended September 30, 2003.

•	Project to decrease the effluent of the manufacturing process of white pulp. Spent: U.S.$ 908 thousand. No future costs are forecasted.

•	Project to reduce any gases and steam that are a byproduct of the mill production process. Spent: U.S.$5,049 thousand. Estimated future cost: U.S.$ 586 thousand.

•	Payments related to environmental protection in connection with the Valdivia Mill Construction Project. Spent: U.S.$ 14,402 thousand. Estimated future cost: U.S.$ 15,556 thousand.

•	Project to improve the evacuation of water and effluent treatment of Paneles Mill. Spent: U.S.$42 thousand. Estimated future cost: U.S.$59 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and September 30, 2003 we paid U.S.$ 105 thousand in relation to the system and we anticipate spending an additional amount of U.S.$ 65 thousand.

30.	SUBSEQUENT EVENTS

No events have occurred since September 30, 2003 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Alejandro Pérez R.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: November 20, 2003	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer